Exhibit 21.1

The following is a list of subsidiaries of Groupon Inc., omitting subsidiaries which, considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary as of December 31, 2012:

Subsidiary	Jurisdiction
U.S. Entities
Needish, Inc.	Delaware
GI International Holdings, Inc.	Delaware

Foreign Entities
Groupon Holdings, BV	Netherlands
Groupon Europe, GMBH	Germany